UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DYNACQ HEALTHCARE, INC.
(Name of Subject Company (Issuer))

ERIC K. CHAN
CEMEKC, INC.
ELLA Y. T. C. CHAN
CHIU M. CHAN FAMILY TRUST
(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

26779V105
(CUSIP Number of Class of Securities)

Eric K. Chan
Chief Executive Officer
Dynacq Healthcare, Inc.
4301 Vista Road
Pasadena, Texas 77504
Telephone: (713) 378-2000
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Kai Haakon E. Liekefett
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Phone: (713) 758-2222

Calculation of Filing Fee:

Transaction Valuation(1)	Amount of Filing Fee(2)
$500,349.30	$50.39

(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dynacq Healthcare, Inc., a Nevada corporation, other than Shares owned by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust (Dr. Chan, Ms. Chan and the Chiu M. Chan Family Trust, together, the “Chan Family”) and CEMEKC, Inc. (“CEMEKC”), at a purchase price of $0.10 per Share, net to the seller in cash. As of November 23, 2015, there were 13,601,624 Shares outstanding, of which 8,598,131 Shares are collectively owned by the Chan Family and CEMEKC. As a result, this calculation assumes the purchase of 5,003,493 Shares.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $50.39

Form or Registration No.: Schedule TO-T

Filing Party: Eric K. Chan; CEMEKC, Inc.; Ella Y. T. C. Chan; Chiu M. Chan Family Trust

Date Filed: December 18, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO on December 18, 2015 (as amended and supplemented, the “Schedule TO”) by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust (Dr. Chan, Ms. Chan and the Chiu M. Chan Family Trust, together, the “Chan Family”) and CEMEKC, Inc., a Texas corporation wholly owned by Dr. Chan (“Purchaser”), to purchase all the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dynacq Healthcare, Inc., a Nevada corporation (“Dynacq”), at a purchase price of $0.10 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2015 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).

The items of this Schedule TO set forth below are hereby further amended and supplemented as set forth below:

Items 1 through 9, 11 and 13.

(1)   The press release attached hereto as Exhibit (a)(1)(ix) was filed on January 8, 2016.

(2)   The second bullet of the second paragraph of the section captioned “Special Factors — 3. The Position of the Chan Family Regarding the Fairness of the Offer and the Merger” on page 7 of the Offer to Purchase is hereby amended to include the following as its final sentence:

“With Furlong successfully obtaining 80,184 Shares in its tender offer at a price of $0.03 per Share, the Chan Family believed that setting the Offer Price to a large premium that was multiples of Furlong’s offer price would lead to the tendering of a far larger number of shares in comparison to Furlong’s 80,184 Shares.”

(3)   The third bullet of the second paragraph of the section captioned “Special Factors — 3. The Position of the Chan Family Regarding the Fairness of the Offer and the Merger” on page 7 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The belief that Dynacq’s common stock was not likely to trade at or above the Offer Price in the near future. The Chan Family based this belief on a number of factors, including the Chan Family’s knowledge and understanding of Dynacq and its industry as well as the financial performance of Dynacq in recent years. The industry in which Dynacq operates has become increasingly competitive over the years, and this industry competitiveness has been reflected in the fact that for the fiscal years ended August 31, 2015 and 2014, Dynacq generated a net loss of approximately $3.8 million in each year. Dynacq competes with other providers, including major acute care hospitals. These entities may have various competitive advantages over Dynacq, including their community position, capital resources, physician partnerships and proximity to physician office buildings. Dynacq also encounters competition with other companies for strategic relationships with physicians. There are several large publicly-held companies, and numerous privately-held companies, that acquire and develop freestanding private hospitals and outpatient surgery centers. Many of these competitors have greater financial and other resources than Dynacq. The principal competitive factors that affect Dynacq’s ability and the ability of its competitors to acquire or develop private hospitals are experience, reputation, relationships with physicians and other medical providers, as well as access to capital. Further, some surgeon groups develop surgical facilities without a corporate partner. In recent years, Dynacq’s net patient revenues have declined, relative to historical levels, due to declines in patient referrals as a result of increased competition. While Dynacq continues to seek out additional sources of patient referrals, it has not been able to realize the substantial increase in patient referrals required in order to generate the revenues needed to offset operating losses. Furthermore, according to its public filings, Dynacq has not been able to identify and execute any business plan that might result in an operating profit. As a result, there can be no assurance that Dynacq’s financial performance will rebound. The continuing tough industry conditions, as explained above and reflected through Dynacq’s continued annual net losses, when viewed with the facts that the Shares are traded in the relatively illiquid “Grey Market” (as detailed below) and that Dynacq’s financial performance has not improved since Furlong’s tender offer at $0.03 per Share (as detailed above) led the Chan Family to conclude that the Offer Price of $0.10 per Share is financially fair to unaffiliated security holders.”

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(4)  The first sentence in the fourth paragraph of the section captioned “Special Factors — 3. The Position of the Chan Family Regarding the Fairness of the Offer and the Merger” on page 8 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Chan Family also considered the following factors in determining the fairness of the Offer to unaffiliated security holders, each of which they considered negative in its considerations concerning the fairness of the terms of the Offer and the Merger:”

(5)  The second bullet in the fourth paragraph of the section captioned “Special Factors — 3. The Position of the Chan Family Regarding the Fairness of the Offer and the Merger” on page 8 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Majority-of-the-Minority Condition and the 90% Condition are each waivable by Purchaser in its sole discretion, which, should either the Majority-of-the-Minority Condition waiver itself or both of the waivers be exercised, could result in unaffiliated security holders not receiving the respective procedural protection.”

Item 12. Exhibits.

(a)(1)(ix)	Press release, dated January 8, 2016, issued by CEMEKC, Inc.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEMEKC, Inc.

		By:	/s/ Eric K. Chan
		Name:	Eric K. Chan
		Title:	President

Date:	January 8, 2016

Eric K. Chan, an individual

		By:	/s/ Eric K. Chan
		Name:	Eric K. Chan

Date:	January 8, 2016

Ella Y. T. C. Chan, an individual

		By:	/s/ Ella Y. T. C. Chan
		Name:	Ella Y. T. C. Chan

Date:	January 8, 2016

Chiu M. Chan Family Trust

		By:	/s/ Ella Y. T. C. Chan
		Name:	Ella Y. T. C. Chan
		Title:	Sole Trustee

Date:	January 8, 2016

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EXHIBIT INDEX

Exhibit	Description
(a)(1)(ix)	Press release, dated January 8, 2016, issued by CEMEKC, Inc.

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